INTERGOVERNMENTAL AGREEMENT

FOR

THE JOINT OPERATION OF THE GREATER YUMA PORT AUTHORITY

WHEREAS, the City of Somerton, the City of San Luis, the Cocopah Indian Tribe and the County of Yuma, in the State of Arizona desire to enter into this Agreement with respect to the joint establishment, operation and maintenance of an intergovernmental entity to be known as the Greater Yuma Port Authority (the "Authority") as authorized by A.R.S. §§ 9-500.11, 11-254.04 and 44-6501 and pursuant to the provisions of A.R.S. Title 11, Chapter 7, Article 3, and, as authorized by appropriate action of the governing body for each Party, each Party desires to enter into this Intergovernmental Agreement for the purposes and objectives set forth;

WHEREAS, the purposes of the Authority shall be (i) constructing, operating and maintaining an international port of entry along the Arizona-Mexico border in coordination with Federal agencies, (ii) establishing, operating and maintaining a foreign trade zone or expansion zone within Yuma County, Arizona (the "Area"), (iii) acquiring land in an economically depressed section of the Area, and encouraging businesses to locate new facilities in the Area, (iv) providing employment opportunities for low income residents and improving economic conditions in the Area, and (v) improving the flow of transportation in and around the Area;

WHEREAS, the parties each have the power to appropriate and spend monies in connection with "economic development activities" as defined in A.R.S. Sections 9-500.11 and 11-254.04, as applicable, that each respective party's governing body has determined will assist in the creation or retention of jobs or will otherwise improve or enhance such party's inhabitants' economic welfare; and

WHEREAS, the Parties hereto desire to include within the applicability of this Agreement the establishment, operation and maintenance of the Authority as an intergovernmental entity, in the

manner and in accordance with the terms and conditions set forth herein as Exhibit A., and;

WHEREAS, §§ 11-201, 11-254.04 and/or 44-6501 and § 11-951 and § 11-952, and official action of the County of Yuma taken by the Board of Supervisors on the 7th day of August, 2000 at its regularly scheduled and noticed meeting, enables the Yuma County Board of Supervisors to enter into Intergovernmental Agreements for the purposes stated herein on behalf of the County of Yuma, and;

WHEREAS, A.R.S. Title 9, §§ 9-240, 9-500.11, 9-276 and/or 44-6501 and § 11-951 and § 11-952, and official action of the City of Somerton taken by its City Council on the 15th day of August, 2000 at its regularly scheduled and noticed meeting, enables the City of Somerton to enter into this Intergovernmental Agreement for the purposes stated herein; and

WHEREAS, A.R.S. Title 9, §§ 9-240, 9-500.11, 9-276 and/or 44-650 and § 11-951 and § 11-952, and official action of the City of San Luis taken by its City Council on the 23rd day of August, 2000 at its regularly scheduled and noticed meeting, enables the City of San Luis to enter into this Intergovernmental Agreement for the purposes stated herein; and

WHEREAS, the Cocopah Tribe, a Sovereign Nation, is enabled by Federal and Tribal Authority and § 44-6501 and § 11-951 and § 11-952, and Official Tribal Action taken on the 11th day of August, 2000, to enter into this Intergovernmental Agreement contract for the purposes stated herein; and

WHEREAS, H.R. 3023 provides that the real property upon which the international port of entry and related activities will be located and which is more fully described in H.R. 3023 (the "Real Property") shall be transferred to the "Greater Yuma Port Authority" which is defined as meaning Trust No. 84-184, Yuma Title & Trust Company, an Arizona corporation, at trust for the benefit of the Parties hereto, or such other successor joint powers agency or public purpose entity as unanimously designated by the Parties hereto; and

WHEREAS, in August, 1999 the Parties entered into an Intergovernmental Agreement for the Joint Acquisition of the Real Property (the "1999 IGA") ; and

WHEREAS, the Parties hereto desire to unanimously designate the Authority as the public

purpose entity which will receive title to the Real Property from the United States of America and to amend the 1999 IGA to provide that the Authority shall be the public purpose entity which shall receive title to the Real Property directly from the United States; and

WHEREAS, the implementation of this Intergovernmental Agreement will substantially further the public safety, health and welfare of the Area and the Parties and will assist in the creation or retention of jobs or will otherwise improve or enhance the economic welfare of the Parties' inhabitants;

NOW THEREFORE, the Parties do hereby agree as follows, and at all times subject to the provisions of A.R.S. § 38-511, which is a part hereof for all purposes,

SECTION 1 <u>DEFINITIONS</u>

"Operating agreement" means a set of operational instructions, guidelines, or by-laws for engaging in joint governmental activity for the purposes of A.R.S. §§ 9-500.11, 11-254.04 and/or 44-6501 and which shall be prepared by an organization jointly established by the participating entities named in the preamble hereinabove under an intergovernmental agreement pursuant to § 11-951, et seq., by, between or among them to engage in joint governmental activity for the purposes of A.R.S. §§ 9-500.11, 11-254.04 and/or 44-6501, and which is set forth in Exhibit A.

"Party" means each of the governmental entities named in the preamble hereinabove or such entities, agents or persons acting by and through official act of such governmental entities, and shall include such governmental entities or other governmental agencies or other public authorities duly established by governmental entities or agencies which may hereafter join in this Intergovernmental Agreement by appropriate amendment of the Agreement.

SECTION 2 <u>DURATION</u>

This Agreement shall commence on the 18TH day of SEPTEMBER, 2000 and terminate in accordance with the terms of termination set forth in Exhibit "A" or by mutual consent of the parties.

SECTION 3 PURPOSE

The purposes of this Agreement are (i) the constructing, operating and maintaining an international port of entry along the Arizona-Mexico border in coordination with Federal agencies, (ii) establishing, operating and maintaining a foreign trade zone or expansion zone within the Area under the authority of A.R.S. § 44-6501, (iii) acquiring land in an economically depressed section of the Area, and encouraging businesses to locate new facilities in the Area, (iv) providing employment opportunities for low income residents and improving economic conditions in the Area, and (v) improving the flow of transportation in and around the Area. The purposes of this Agreement include any and all purposes set forth in A.R.S. § 44-6501 for any and all purposes set forth in that statute, the purposes set forth herein, the purposes set forth as "economic development activities" in A.R.S. §§ 9-500.11 and 11-254.04 and as is set forth in Exhibit A. The purposes of this Agreement shall also include the designation of the Authority as the public purpose entity to receive title to the Real Property from the United States in compliance with H.R. 3023. The public purpose to which this intergovernmental agreement is directed is to significantly increase economic activity within Yuma County and its cities and towns and along the United States-Mexico international border by acquiring land and establishing, operating and maintaining a foreign trade zone or expansion zone, and providing appropriate facilities for operation of a Port of Entry by the United States for the crossing of international trucks and commercial traffic from Mexico into the United States, adjacent to the City of San Luis, and along the Area Service Highway, when constructed, and including but not limited to operation of intermodal facilities for such purposes.

SECTION 4 THE MANNER OF FINANCING THE JOINT OPERATION OF THE GREATER YUMA PORT AUTHORITY AND OF ESTABLISHING AND MAINTAINING A BUDGET THEREFOR

The parties, in accordance with the obligation and responsibility imposed by law upon each separately with regard to expenditure of public funds and the derivation of revenues from governmental operations, excluding the assessment and levy of any *ad valorem* or other tax, other

than one mandated by state or federal law, shall provide in the budget of each separately a sum for establishment, operation and maintenance of the Authority as set forth in Exhibit A.

SECTION 5 <u>THE PERMISSIBLE METHOD OR METHODS TO BE EMPLOYED IN ACCOMPLISHING THE PARTIAL OR COMPLETE TERMINATION OF THE AGREEMENT AND FOR DISPOSING OF PROPERTY UPON SUCH PARTIAL OR COMPLETE TERMINATION</u>

This Agreement shall terminate upon the terms and conditions set forth in Exhibit A, or upon the occurrence of other events of termination set forth herein.

SECTION 6 <u>OPERATING AGREEMENT</u>

The parties to this Agreement shall establish, operate and maintain the entity known as the Greater Yuma Port Authority as set forth in Exhibit A.

SECTION 7 <u>TRANSFER OF REAL PROPERTY TO THE AUTHORITY.</u>

The Parties hereby unanimously designate the Authority as the public purpose entity to receive title to the Real Property directly from the United States. To the extent the 1999 IGA is inconsistent herewith it is hereby amended.

Signature page to follow:

IN WITNESS WHEREOF, the Governing Body of each Party hereto has approved and executed this Intergovernmental Agreement in accordance with governing law.

PARTIES TO THE AGREEMENT

CITY OF SOMERTON
a municipal corporation

By:______________________
AGUSTIN TUMBAGA, JR., MAYOR

Attest:

By:______________________
Jim Ferguson, City Clerk

CITY OF SAN LUIS
a municipal corporation

By:______________________
ALEX J. HARPER, MAYOR

Attest:

By:______________________
Alex U. Ruiz, City Clerk

COCOPAH INDIAN TRIBE
a sovereign nation

By:______________________
SHERRY CORDOVA, CHAIRMAN

Attest:

By:______________________
Paul Soto, Tribal Secretary

COUNTY OF YUMA
a body politic and corporate

By:______________________
LUCY SHIPP, CHAIRMAN
Yuma County
Board of Supervisors

Attest:

By:______________________
Wally Hill, Clerk of the Board

DETERMINATION OF COUNSEL

Pursuant to ARS § 11-952(D), the attorneys for the Parties hereto have determined that the foregoing agreement is in proper form, and is within the powers and authority granted under the laws of this State.

____
Gerald W. Hunt
Attorney for City of San Luis

Date: 8/29/00

____
Gerald W. Hunt
Attorney for City of Somerton

Date: 8/29/00

____
Patricia A. ~~Grezee~~ Fred Williams
Yuma County ~~Attorney~~
Special Counsel
Date: 9/14/00

____
Carol Bowman
Attorney for Cocopah Tribe

Date: 8/30/00